As filed with the Securities and Exchange Commission on June 21, 2005.

                                                                                                     Registration No. 333-11900

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

GRUPO IUSACELL, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-792547_1

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

- # -

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13, 15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and  18

(v)

The sale or exercise of rights

Articles number 12, 13, 15, 17 and 18

(vi)

The deposit or sale of securities

Articles number 3, 9, 10,

resulting from dividends, splits

and 24

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6, 8

or withdraw the underlying securities

and 22

(x)

Limitation upon the liability

Articles number 14, 18 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 6, 1999, as amended and restated as of May 12, 2003, and as amended and restated as of _______, 2003, among Grupo Iusacell, S.A. de C.V., The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Letter agreement between Grupo Iusacell, S.A. de C.V. and The Bank of New York relating to pre-release activities. – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

192688_3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  June 20, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares, without expression of par value, of Grupo Iusacell, S.A. de C.V.

By:

The Bank of New York,

  As Depositary

By:  /s/ Allen Murray

       Allen Murray

       Managing Director

192688_3

Pursuant to the requirements of the Securities Act of 1933, Grupo Iusacell, S.A. de C.V. has caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico on June 20, 2005.

GRUPO IUSACELL, S.A. DE C.V.

By:  /s/ Gilardo Lara Bayón

       Name: Gilardo Lara Bayón

       Title:  Chief Accounting Officer

By:  /s/ Fernando J. Cabrera García

       Name:  Fernando J. Cabrera García

       Title:  General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on June 20, 2005.

/s/ Gustavo Guzmán Sepúlveda

Chief Executive Officer and Director

Gustavo Guzmán Sepúlveda

(principal executive officer)

/s/ José Luis Riera Kinkel

Chief Financial Officer and Director

José Luis Riera Kinkel

(principal financial officer)

/s/ Gilardo Lara Bayón

Chief Accounting Officer

Gilardo Lara Bayón

(principal accounting officer)

_______________________________

Chairman of the Board of Directors

Ricardo Benjamín Salinas Pliego

_______________________________

Vice Chairman of the Board of Directors

Pedro Padilla Longoria

/s/ Luis Jorge Echarte Fernández

Director

Luis Jorge Echarte Fernández

/s/ Joaquin Arrangoiz Orvañanos

Director

Joaquin Arrangoiz Orvañanos

/s/ Gonzalo Brockman Garcia

Director

Gonzalo Brockman Garcia

_______________________________

Director

Marcelino Gómez Velasco Sanromán

_______________________________

Director

Manuel Rodríguez de Castro

/s/ Fernando J. Cabrera García

General Counsel

Fernando J. Cabrera García

/s/ Greg Lavelle

Authorized representative in the United States

Greg Lavelle

Puglisi & Associates

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INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

5

Certification under Rule 466.

192688_3